13386 International Pkwy

Jacksonville, FL 32218

(904) 741-5400

May 16, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cadre Holdings, Inc.
Registration Statement on Form S-3
Filed April 19, 2023
File No. 333-271328

Ladies and Gentlemen:

Cadre Holdings, Inc. (the “Company”) is submitting this letter in connection with the filing of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3, File No. 333-271328 (the “Registration Statement”). We are concurrently filing this letter and Amendment No. 1 to the Registration Statement via the EDGAR system today. For the reference of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are providing the Staff with both a clean copy of Amendment No. 1 to the Registration Statement and a copy marked to show all changes from the version of the Registration Statement filed on April 19, 2023.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on April 19, 2023), all page references herein correspond to the marked pages of the Registration Statement.

Registration Statement on Form S-3

Cover Page

1.	We refer to the "Table of Additional Registrants" included on the cover page of the Registration Statement. Please note in the table or elsewhere in the prospectus whether these additional registrants are wholly-owned or majority-owned subsidiaries of Cadre Holdings, Inc. To the extent any of the subsidiaries are not wholly-owned or majority owned subsidiaries, please advise why securities of these subsidiaries are eligible to registered on Form S-3. Please refer to General Instruction I.C of Form S-3.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company has determined to no longer include subsidiary guarantees of the payment of the debt securities registered under the Registration Statement. Accordingly, the Company has revised the Registration Statement to remove any references to the “Additional Registrants” and any description of any subsidiary guarantees of the payment of the debt securities registered under the Registration Statement.

Securities and Exchange Commission

May 16, 2023

Description of the Guarantees of the Debt Securities, page 5

2.	We note that one or more of your subsidiaries may provide a guarantee of the payment of the debt securities registered under the Registration Statement. It does not appear that you have provided separate financial statements with respect to such subsidiaries guarantors or summarized financial information of each issuer and guarantor of the guaranteed debt securities pursuant to Rule 13-01 of Regulation S-X. Please note that at the time of its effectiveness, your Registration Statement must comply with the disclosure requirements for subsidiary guarantors set forth in Rules 3-10 and 13-01 of Regulation S-X. Please revise your Registration Statement to include such information or tell us why you believe such information is not required.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company has determined to no longer include subsidiary guarantees of the payment of the debt securities registered under the Registration Statement. Accordingly, the Company has revised the Registration Statement to remove any references to the “Additional Registrants” and any description of any subsidiary guarantees of the payment of the debt securities registered under the Registration Statement.

3.	We note your disclosure that "[i]f specified in the applicable prospectus supplement, certain of [y]our subsidiaries will guarantee the debt securities." Please clarify, if true, that (1) the thirteen subsidiaries listed in the Table of Additional Registrants are the only subsidiaries that may guarantee the debt securities pursuant to the registration statement and (2) the subsidiary guarantees are the only securities of these additional registrants being registered pursuant to the Registration Statement.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company has determined to no longer include subsidiary guarantees of the payment of the debt securities registered under the Registration Statement. Accordingly, the Company has revised the Registration Statement to remove any references to the “Additional Registrants” and any description of any subsidiary guarantees of the payment of the debt securities registered under the Registration Statement.

4.	Where you disclose that the guarantees will be joint and several and full and unconditional, please also describe any circumstances under which a guarantor may be released from its guarantee.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company has determined to no longer include subsidiary guarantees of the payment of the debt securities registered under the Registration Statement. Accordingly, the Company has revised the Registration Statement to remove any references to the “Additional Registrants” and any description of any subsidiary guarantees of the payment of the debt securities registered under the Registration Statement.

Securities and Exchange Commission

May 16, 2023

Incorporation of Certain Information by Reference, page 11

5.	We refer to the "Table of Additional Registrants" included on the cover page of the Registration Statement. Please note in the table or elsewhere in the prospectus whether these additional registrants are wholly-owned or majority-owned subsidiaries of Cadre Holdings, Inc. To the extent any of the subsidiaries are not wholly-owned or majority owned subsidiaries, please advise why securities of these subsidiaries are eligible to registered on Form S-3. Please refer to General Instruction I.C of Form S-3. We note that you have incorporated certain information from your Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2022 by reference into the prospectus. Please revise this section to incorporate the information from your latest Definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2023 or otherwise amend the registration statement to include the Part III information omitted from your Annual Report on Form 10-K filed with the SEC on March 15, 2023. In this regard, we note that your "Incorporation by Reference" section does not include language to the effect that all filings filed by the registrant pursuant to the Exchange Act after "the date of the initial registration statement and prior to effectiveness of the registration statement" shall be deemed to be incorporated by reference into the prospectus. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.01 and 123.05.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 11 of the prospectus that is part of the Registration Statement.

Exhibit 5.1, page II-2

6.	We note that in your Exhibit 5.1 opinion, you have assumed that the "execution, delivery and performance by each of the Subsidiary Guarantors of the Indenture and the Subsidiary Guarantees will not violate the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, as the case may be, of the Subsidiary Guarantors or the law of the jurisdiction in which each such Subsidiary Guarantor was organized or any other applicable law (excepting the law of the State of New York and the federal laws of the United States)." This assumption is not appropriate with respect to the Subsidiary Guarantors. Because the Subsidiary Guarantors appear to be Delaware and Pennsylvania legal entities, the current carve out for the law of the State of New York or the federal laws of the United States does not exclude the Subsidiary Guarantors from the assumptions you are making. Please revise the opinion accordingly. Additionally, please revise the opinion to specifically name the Subsidiary Guarantors covered by the opinion.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company has determined to no longer include subsidiary guarantees of the payment of the debt securities registered under the Registration Statement. The Company has revised Exhibit 5.1 accordingly.

Securities and Exchange Commission

May 16, 2023

7.	We refer to the opinion in paragraph five on page 6 of Exhibit 5.1 that any Offered Subsidiary Guarantee will be valid and legally binding obligations of such Subsidiary Guarantor. We note, however, the statement that counsel is “qualified to practice law in the State of New York and do[es] not purport to be experts on any law other than the laws of the State of New York, the General Corporation Law of the State of Delaware and the Federal law of the United States.” Please note that in issuing the binding obligation opinion with respect to the Subsidiary Guarantors, the opinion must cover the law of the jurisdiction under which the applicable legal entity is organized. Given that one of the Subsidiary Guarantors appears to be a Pennsylvania corporation, this opinion needs to cover certain aspects of the laws of the Commonwealth of Pennsylvania. To the extent necessary, counsel may engage local counsel to provide the opinion that the Subsidiary Guarantors are validly existing, have the power to create the obligation and have taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. Please refer to Section II.B.1.e. of Staff Legal Opinion 19 (Oct 14, 2011).

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company has determined to no longer include subsidiary guarantees of the payment of the debt securities registered under the Registration Statement. The Company has revised Exhibit 5.1 accordingly.

Please direct any questions regarding the Company’s responses or the Registration Statement to the undersigned at (904) 741-1742 or at blaine.browers@safariland.com.

Very truly yours,

/s/ Blaine Browers
Blaine Browers
Chief Financial Officer

cc:	Warren B. Kanders, Cadre Holdings, Inc. Robert L. Lawrence, Kane Kessler, P.C.